Exhibit 21.1

The list below excludes subsidiaries in the same line of business (ownership and operation of commercial real estate) and includes the immediate parent of each excluded subsidiary. The list also excludes subsidiaries that in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of January 24, 2022. A total of 64 subsidiaries have been excluded.

Subsidiary	State of Incorporation/Formation
IIP Operating Partnership, LP	Delaware
Innovative Industrial Properties, LP	Delaware
IIPR, Inc.	Maryland
IIP-GP 2 LLC	Delaware